Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-122133

GREAT AMERICAN FINANCIAL RESOURCES, INC.
(formerly known as American Annuity Group, Inc.)
250 East Fifth Street
Cincinnati, Ohio 45402
(513) 333-5300

__________________________

1998 AGENT STOCK OPTION PLAN

___________________________

        We are offering up to 1,500,000 shares of our common stock which may be acquired upon exercise of stock options granted to our insurance agents and the insurance agents of our subsidiaries. The determination of exercise prices for options granted under the plan is set forth under "Description of the Plan - How are option prices determined?" Our common stock is listed on the New York Stock Exchange under the symbol "GFR." On February 8, 2005, the closing price of the shares of our common stock as reported on the NYSE was $15.88.

        Exercising options and purchasing our common stock involve risks that are described in the "Risk Factors" section beginning on page 2 of this prospectus.

        Neither the SEC nor any state securities regulator has approved or disapproved of the common stock to be issued under this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

        You should rely only on the information incorporated by reference or provided in this prospectus. No one else is authorized to provide you with any other information or any different information. We are not making an offer of our securities in any state where an offer is not permitted. You should not assume that the information in this prospectus or in the information incorporated by reference is accurate as of any date other than the date on the front of the relevant document.

_________________________________

The date of this prospectus is February 8, 2005

TABLE OF CONTENTS

INTRODUCTION	3
RISK FACTORS	3
FORWARD LOOKING STATEMENTS	6
DESCRIPTION OF THE PLAN	7
Who administers the Plan?	7
Who is eligible to receive an option?	7
On what basis are options awarded?	7
How are option prices determined?	7
When can an option be exercised?	7
What happens if there is a stock split or stock dividend?	7
How is an option exercised?	7
How may the option price be paid?	8
Who else may exercise an option?	8
When do options terminate?	8
What happens if the agent relationship terminates?	8
Is the status of an individual holding an option affected?	8
Does a holder of an option have any rights as a shareholder?	8
What tax considerations affect options?	8
Are there any considerations regarding the resale of shares issued?	9
Other considerations	9
USE OF PROCEEDS	9
WHERE YOU CAN FIND MORE INFORMATION	9
LEGAL MATTERS	10
EXPERTS	10

        Our principal executive offices are located at 250 East Fifth Street, Cincinnati, Ohio 45202. Our telephone number is (513) 333-5515.

INTRODUCTION

        We adopted the Agent Stock Option Plan to provide a means for agents of our insurance companies to acquire a pecuniary interest in our company and to enable us to attract and retain agents.

RISK FACTORS

As a holding company, we are dependent on the results of operations of our insurance company subsidiaries to meet our obligations and pay future dividends.

        We are a holding company and a legal entity separate and distinct from our insurance company subsidiaries. As a holding company without significant operations of our own, our principal sources of funds are dividends and other distributions from our insurance company subsidiaries. State insurance laws limit the ability of our insurance companies to pay dividends and require our insurance companies to maintain specified levels of statutory capital and surplus. Some states require that we give notice to the relevant state insurance commissioner prior to our insurance subsidiaries declaring any dividends and distributions payable to us. During the notice period, the state insurance commissioner may disallow all or part of the proposed dividend if it determines that the insurer’s surplus as regards policyholders is not reasonable in relation to the insurer’s liabilities and adequate to its financial needs. In addition, for competitive reasons, our insurance companies need to maintain financial strength ratings that requires us to sustain certain capital levels in those subsidiaries. These restrictions affect the ability of our insurance company subsidiaries to pay dividends and use their capital in other ways. Our rights to participate in any distribution of assets of our insurance company subsidiaries are subject to prior claims of policyholders and creditors (except to the extent that our rights, if any, as a creditor are recognized). Consequently, our ability to pay debts, expenses and cash dividends to our stockholders may be limited.

Variations from the actuarial assumptions used to establish certain assets and liabilities in our annuity, life, accident and health business could negatively impact our financial results.

        The earnings on certain products offered by our annuity, life, accident and health business depend significantly upon the extent to which actual experience is consistent with the assumptions used in setting reserves and establishing and amortizing deferred policy acquisition costs (“DPAC”). These assumptions relate to investment yields (and spreads over fixed annuity crediting rates), mortality, surrenders and, on some policies, morbidity. Developing such assumptions is complex and involves information obtained from company-specific and industry-wide data, as well as general economic information. These assumptions, and therefore our results of operations, could be negatively impacted by changes in any of the factors listed above.

We are subject to comprehensive regulation, and our ability to earn profits may be restricted by these regulations.

        We are subject to comprehensive regulation by government agencies in the states where our insurance company subsidiaries are domiciled and where these subsidiaries issue policies and handle claims, and we must obtain prior approval for certain corporate actions. We must comply with regulations involving:

•	the payment of dividends;

•	the acquisition or disposition of an insurance company or of any company controlling an insurance company;

•	approval or filing of premium rates and policy forms;

•	minimum amounts of capital and surplus that must be maintained;

•	limitations on types and amounts of investments;

•	limitation of the right to cancel or non-renew policies;

•	the right to withdraw from markets or terminate involvement with agencies;

•	licensing of insurers and agents;

•	reporting with respect to financial condition; and

•	transactions between an insurance company and any of its affiliates.

        In addition, state insurance department examiners perform periodic financial and market conduct examinations of insurance companies. Such regulation is generally intended for the protection of policyholders rather than securityholders.

        There can be no assurance that existing insurance-related laws and regulations will not become more restrictive in the future or that new restrictive laws will not be enacted and, therefore, it is not possible to predict the potential effects of these laws and regulations on us.

Intense competition could adversely affect our profitability.

        We face significant competition from major U.S. and non-U.S. insurers, many of which are well established and have substantially greater financial, marketing, and management resources than we do. Our insurance companies compete with other insurers and financial institutions based on many factors, including ratings, financial strength, reputation, service to policyholders and agents, product design (including interest rates credited and premium rates charged) and commissions. No single insurer dominates the markets in which we compete. Competitors include individual insurers and insurance groups, mutual funds and other financial institutions. Our insurance companies also compete for retirement savings with a variety of financial institutions offering a full range of financial services. Financial institutions have demonstrated a growing interest in marketing investment and savings products other than traditional deposit accounts.

Our failure to maintain a commercially acceptable financial strength rating would significantly and negatively affect our ability to compete successfully.

        Financial strength ratings are an important factor in establishing the competitive position of insurance companies and may be expected to have an effect on an insurance company’s sales. A.M. Best has currently assigned our insurance companies ratings of “A (Excellent)” and “A- (Excellent).” According to A.M. Best, “A” and “A-” ratings are assigned to insurers that have, on balance, excellent balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have a strong ability to meet their ongoing obligations to policyholders. A.M. Best bases its ratings on factors that concern policyholders and not upon factors concerning investor protection. Such ratings are subject to change and are not recommendations to buy, sell or hold securities. There can be no assurance that our rating or future changes to our rating will not affect our competitive position.

Adverse securities market conditions can have significant and negative effects on our investment portfolio.

        Our results of operations depend in part on the performance of our invested assets. As of September 30, 2004, 97% of our investment portfolio was invested in fixed maturity securities, policy loans and short-term investments, 2% in equity securities and 1% in real estate. Certain risks are inherent in connection with fixed maturity securities including loss upon default and price volatility in reaction to changes in interest rates and general market factors. An increase in interest rates lowers prices on fixed maturity securities, and any sales we make during a period of increasing interest rates may result in losses. If interest rates decrease, investment income earned from future investments in fixed maturity securities will decrease.

We could be forced to sell investments at a loss to cover policyholder withdrawals.

        Some of our products allow policyholders to withdraw their funds under certain circumstances. We seek to manage our investment portfolio so as to provide and maintain sufficient liquidity to support anticipated withdrawal demands. Unanticipated withdrawal or surrender activity may, under some circumstances, require us to dispose of assets on unfavorable terms, which could have an adverse affect on our business.

Changes in United States tax laws or an extended economic slump could negatively affect the market for our products.

        The market for annuities and many life insurance products in the United States is based in part on the favorable tax treatment such products receive relative to certain other investment alternatives. Any material change in such tax treatment would have an adverse effect on the market for such products.

        A prolonged general economic downturn or a prolonged downturn in the equity and other capital markets could adversely affect the market for many annuity products. Adverse developments in the market for annuities would have an adverse affect on our business.

We rely upon independent agents to write our insurance policies, and if we are not able to attract and retain independent agents, our revenues could be negatively affected.

        Our reliance on the independent agency market makes us vulnerable to a reduction in the amount of business written by agents. Many of our competitors, like us, rely significantly on the independent agency market. Accordingly, we must compete with other insurance carriers for independent agents’ business. Some of our competitors offer a larger variety of products, lower price for insurance coverage or higher commissions. While we believe that the products, pricing, commissions and services we offer are competitive, if we were not able to continue to attract and retain independent agents to sell our products, our business could be negatively affected.

Certain stockholders exercise substantial control over our affairs.

        As the beneficial owner of approximately 82% of the our common stock, AFG controls us and has the ability to approve any corporate action requiring stockholder approval, including the election of our entire board of directors, amendments to our Certificate of Incorporation and extraordinary corporate transactions such as mergers, consolidations and sale of all or substantially all of our assets.

The price of our common stock may fluctuate significantly, which may make it difficult for you to resell our common stock when you want or at a price you find attractive.

        The price of our common stock as listed on the New York Stock Exchange constantly changes. We expect that market price of our common stock will continue to fluctuate. Our common stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	actual or anticipated variations in our quarterly operating results;

•	actual or anticipated changes in the dividends we pay on our common stock;

•	recommendations by securities analysts;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends, concerns and other issues in our industry; and

•	geopolitical conditions such as acts or threats of terrorism or military conflicts.

FORWARD LOOKING STATEMENTS

        This prospectus and the documents “incorporated by reference” contain forward looking statements that are subject to numerous assumptions, risks or uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes”, “could”, “expects”, “may”, “will”, “should”, “seeks”, “intends”, “plans”, “estimates”, “anticipates” or the negative version of those words or other comparable terminology. Examples of such forward-looking statements relate to: expectations concerning market and other conditions and their effect on future premiums, revenues, earning and investment activities; recoverability of asset values; the adequacy of reserves for environmental pollution and expected expense savings resulting from recent initiatives.

        Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including:

•	changes in economic conditions, including interest rates, performance of securities market, and the availability of capital;

•	trends in mortality and morbidity;

•	regulatory actions;

•	changes in regulatory and legal environments;

•	tax law changes;

•	availability of reinsurance and ability of reinsurers to pay their obligations;

•	competitive pressures; and

•	changes in debt and claims paying ratings.

        Forward-looking statements speak only as of the date made. We do not have any obligation to update any forward-looking statements to reflect subsequent events or circumstances.

DESCRIPTION OF THE PLAN

Who administers the Plan?

        The Organization and Policy Committee of our board of directors administers the plan. We refer to this committee as the administrator.

Who is eligible to receive an option?

        Our agents and agents of our subsidiaries are eligible to receive options under the plan by annual invitation by the committee. For purposes of the plan, an “agent” is a person who:

•	is an agent, managing general agent, personal producing agent or other person;

•	is an independent contractor for federal income tax purposes;

•	sells insurance or annuities issued by us or a subsidiary of ours; and

•	receives commissions in connection with its services to us or our subsidiaries.

On what basis are options awarded?

        With respect to each plan year, which is a calendar year, we will determine a method under which we will grant options to participants. We will announce the method by which options will be granted, the vesting requirements for options granted and all other provisions designated by the administrator with respect to options to be granted during the following plan year.

How are option prices determined?

        The price at which each option will be granted under the plan will be the average of the means between the high and low sales prices of our common stock for the last ten consecutive trading days of a plan year as reported on the New York Stock Exchange.

When can an option be exercised?

        Subject to certain restrictions, options are exercisable to the extent vested. Each option will have an expiration date at which time such options, to the extent not previously exercised, will terminate. The schedule for the vesting of options will be determined by the administrator annually and will apply to all options granted in a given plan year.

What happens if there is a stock split or stock dividend?

        The number of shares covered by an outstanding option and the exercise price per share are appropriately adjusted.

How is an option exercised?

        An option may be exercised in full or in part (subject to a minimum of 1,000 shares or the number of shares as to which the option is then exercisable, whichever is less) by delivering written notice to us with payment of the exercise price. A person exercising an option will become a shareholder of the shares for which the option is exercised at the time the administrator determines that the exercise is valid, the option price has been received and a certificate for the shares has been issued. Certificates for shares will be issued in due course.

How may the option price be paid?

        Payment of the exercise price of an option may be made in cash, by check, or, if permitted by the administrator and subject to any conditions set forth in the option agreement, by the tender of shares of our common stock or both. If payment by the tender of our common stock is made, the value of each share tendered shall be deemed to be the closing price reported on the New York Stock Exchange on the last trading date prior to the date of exercise.

Who else may exercise an option?

        Options are not transferable other than by will or by the laws of descent and distribution upon death. In the case of death, the option may be exercised to the same extent that the agent could have exercised the option at the time of death, by the individual’s estate or persons entitled to the option through the terms of a will or by the operation of the laws of descent and distribution.

When do options terminate?

        All options terminate at the end of the term established at the date of grant which may be no longer than ten years from the date of grant.

        If the status of the holder of an option as an agent of ours or a subsidiary of ours is terminated for any reason (including by reason of death or disability), the holder (or his or her heirs in the case of death) may exercise the option(s), solely to the extent that such person was entitled to do so at the date of such termination, at any time or from time to time within thirty (30) days after the date of such termination.

What happens if the agent relationship terminates?

        The agent will not be eligible to receive option grants for the plan year of termination.

What happens upon a change of control of Great American Life Insurance Company?

        If there is a change of control of Great American Life Insurance Company, our wholly-owned subsidiary, as determined by our board of directors in its sole discretion, the vesting of all outstanding options will accelerate and all outstanding options shall become fully exercisable.

Is the status of an individual holding an option affected?

        No. The granting of an option to an agent does not confer any right to continue as an agent of ours or our subsidiaries or interfere in any way with the right of us or our subsidiaries to terminate the relationship as an agent at any time.

Does a holder of an option have any rights as a shareholder?

        No.

What tax considerations affect options?

        Options granted under the plan are non-qualified options under the Internal Revenue Code of 1986, as amended. The grant of non-qualified stock options will not result in the recognition of taxable income for federal income tax purposes. However, when a non-qualified stock option is exercised, the optionee recognizes, as ordinary income, the excess of the fair market value of the stock on the date of exercise over the exercise price. We will be entitled to an income tax deduction to the same extent and at the same time as income is recognized by the optionee.

        If an optionee tenders shares of our common stock that he or she already owns in exercise of a non-qualified stock option, as permitted by the plan, the exchange will not result in the recognition of a capital gain or loss on the previously owned stock. The number of option shares received in excess of the old shares given up, in effect, are “purchased” with the untaxed appreciation on the old stock. The tax basis for the equivalent number of new shares will be the same as the basis of the shares tendered in the exchange. Ordinary income equal to the fair market value of the excess new shares will be recognized. The excess shares will have a basis equal to their fair market value, and the holding period will commence on the day after the stock is received.

        Holders of options should consult their own tax advisors to determine the income tax consequences to the individual of holding and exercising any options granted under the plan and of selling the stock so acquired, as well as to determine the effect on the individual of any state or local taxes.

        The plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to any provisions of the Employee Retirement Income Security Act of 1974.

Are there any considerations regarding the resale of shares issued?

        Shares of our common stock acquired pursuant to the plan may be sold publicly. However, shares owned by persons who may be deemed to be our “affiliates” as defined in the rules of the Securities and Exchange Commission under the Securities Act of 1933 may not be re-offered or resold except pursuant to a separate prospectus covering such shares, pursuant to Rule 144 of such rules, or pursuant to another exemption from registration under the Securities Act of 1933.

Other considerations.

        The plan will continue in effect until all options granted under the plan expire, provided that no option will be granted after February 19, 2008. Our board of directors may at any time, amend, suspend or terminate the plan in any respect except that no such action shall alter or impair any option granted under the plan without the consent of the holder.

USE OF PROCEEDS

        We will use any proceeds from the exercise of options for general corporate purposes.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, under which we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the following location of the Securities and Exchange Commission:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

        You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates. Please call the Securities and Exchange Commission at (800) 732-0330 for further information about the Public Reference Room.

        The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that site is www.sec.gov.

        The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to documents we file with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and supersede information which we have previously incorporated by reference until we sell all of the securities described in this prospectus. The following documents are incorporated by reference in this prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2003;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	Current Reports on Form 8-K dated January 15, 2004 and May 18, 2004; and

•	The description of the our common stock contained in the Registration Statement on Form 10 filed with the SEC under the Securities Exchange Act of 1934 dated May 22, 1987.

        All documents that we file under Section 13(a), 13(e), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus will be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of the documents. We will deliver to all participants copies of all reports and other communications distributed to stockholders.

        We will provide you with a copy of any of these documents we are incorporating by reference at no cost, by writing or telephoning us at the address or telephone number provided below. Requests should be made to Mark F. Muething, Executive Vice President, General Counsel and Secretary, Great American Financial Resources, Inc., 250 East Fifth Street, Cincinnati, Ohio 45202, telephone (513) 333-5515.

LEGAL MATTERS

        The legality of the common stock offered hereby will be passed upon for us by Keating, Muething & Klekamp, P.L.L., Cincinnati, Ohio.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.